1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com
FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
September 26, 2023	www.integraresources.com

INTEGRA ANNOUNCES UPDATED MINERAL RESOURCE ESTIMATE AT DELAMAR, INCLUDING THE
ADDITION OF +500,000 OUNCES AuEq (M&I) THROUGH SUCCESSFUL STOCKPILE DRILL PROGRAM

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to announce an updated Mineral Resource Estimate ("MRE") for the DeLamar and Florida Mountain Deposits (together "DeLamar" or the "Project") located in southwestern Idaho that incorporates the results from the highly successful stockpile drill program completed in April 2023. The stockpile drill program added a Measured and Indicated ("M&I") resource of 504,000 ounces ("oz") gold equivalent ("AuEq")1 and an Inferred resource of 46,000 oz AuEq. The mineralized stockpile and backfill material that was incorporated into the updated DeLamar MRE demonstrates the potential for this material to significantly increase the heap leach mine life in future phases. The updated DeLamar MRE increased the total heap leachable oxide-and-mixed ounces within the M&I category by ~25% and increased the total Inferred ounces by ~31%. In total, ~90% of the updated MRE falls within the M&I category, highlighting the quality and scarcity of projects such as DeLamar in the prolific Great Basin mining district of the USA.

The Company will host a webinar on Tuesday, September 26, 2023 at 8:00am PST/11:00am EST featuring a presentation from Integra's President, CEO and Director, Jason Kosec. Register for the webinar below:

https://us02web.zoom.us/webinar/register/WN_56i1voqFQI2TEjjNQnJ31g

Highlights:

  Including the 2023 DeLamar MRE, Integra now controls a total M&I resource of 6.2 million ounces ("Moz") AuEq and a total Inferred resource of 0.9Moz AuEq across its key projects located in Idaho and Nevada, representing one of the largest resource endowments in the Great Basin of the USA not controlled by a major mining company2.
  Stockpile & Backfill Resource Update:
    The maiden stockpile resource estimate contains a M&I resource of 504 thousand ounces ("koz") AuEq at 0.37 grams per tonne ("g/t") AuEq, including 296koz gold ("Au") and 16.1Moz silver ("Ag") and an Inferred resource of 46koz AuEq at 0.30 g/t AuEq, including 26koz Au and 1.5Moz Ag.
      The Company allocated a total of ~US$4.6 million toward the stockpile drill program which successfully resulted in the addition of >500kozs AuEq (M&I), representing the lowest discovery cost per ounce in the history of DeLamar.
    A portion of the mineralized stockpile and backfill material was moved as a pre-stripping cost in the 2022 Pre-feasibility Study ("PFS"), however this material is expected to be processed in future economic studies. The stockpile and backfill material is also expected to reduce the overall mining cost as the material is located at surface and was previously mined, reducing or eliminating additional blasting costs.

  Total DeLamar and Florida Mountain Resource Update:
    The total DeLamar M&I resource contains 4.8Moz AuEq at 0.60 g/t AuEq, including 2.9Moz Au and 142.7Moz Ag.
    The total DeLamar Inferred resource contains 621koz AuEq at 0.45 g/t AuEq, including 428koz Au and 15.0Moz Ag.
  Oxide-mixed Heap Leach Resource Update:
    The oxide and mixed heap leach portion of the M&I resource contains 2.6Moz AuEq at 0.50 g/t AuEq, including 1.6Moz Au and 73.9Moz Ag.
    The oxide and mixed heap leach portion of the Inferred resource contains 284koz AuEq at 0.36 g/t AuEq, including 199koz Au and 6.6Moz ounces Ag.
    The significantly increased oxide and mixed resource at DeLamar demonstrates the potential for an extended heap leach mine life in future phases of operations.
  The Company anticipates filing the Mine Plan of Operations ("MPO") for DeLamar in Q4 2023, making DeLamar one of the only precious metal development projects in the Western United States that is actively being advanced towards a production permit.

Notes:

1. AuEq = Au + (Ag / 77.7)

2. Please reference the "Technical Report Preliminary Economic Assessment for the Wildcat & Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023, with an effective date of June 28, 2023", available under Integra's SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov.

Integra's President, CEO & Director, Jason Kosec commented: "We are extremely proud of our entire team for the combined effort that delivered the DeLamar MRE on time and above expectations. The updated MRE at DeLamar represents a significant milestone for the Company and further solidifies Integra's position as an industry leading exploration and development company focused in the Great Basin. The highly successful stockpile drill program and subsequent MRE have increased the oxide-and-mixed M&I resource at DeLamar by ~25%, validating the Company's belief that the mineralized stockpile and backfill material at surface has the potential to significantly expand the heap leach mine life in future phases of operations. This mineralized material, a portion of which was included as a pre-stripping cost in the Company's 2022 PFS, is expected to provide important operational flexibility for the potential heap leach operation. The Company has begun optimization work on the mineralized stockpile material to evaluate its potential inclusion in future phases of heap leaching at DeLamar which will be formally included in a Feasibility Study expected to be released in late 2024 or early 2025. The focus of the team now shifts to finalizing the MPO for DeLamar which will be submitted in Q4 2023, representing another important step toward the Company's vision of becoming a leading USA focused gold and silver producer."

Table 1: 2023 DeLamar Project MRE: Measured, Indicated and Inferred

Type	Category	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz	AuEq g/t	AuEq oz
Oxide	Measured	6,313,000	0.36	74,000	16.9	3,427,000	0.58	118,000
	Indicated	42,346,000	0.35	471,000	13.4	18,291,000	0.52	706,000
	M&I	48,659,000	0.35	545,000	13.9	21,718,000	0.53	825,000
	Inferred	11,132,000	0.28	99,000	7.8	2,795,000	0.38	135,000

Type	Category	Tonnes	Au g/t	Au oz	Ag g/t	Ag oz	AuEq g/t	AuEq oz
Mixed	Measured	10,043,000	0.42	136,000	21.8	7,032,000	0.70	227,000
	Indicated	60,136,000	0.35	672,000	15.0	29,010,000	0.54	1,045,000
	M&I	70,179,000	0.37	808,000	16.5	36,042,000	0.58	1,272,000
	Inferred	8,533,000	0.27	74,000	8.4	2,302,000	0.38	104,000

Non-Oxide DeLamar	Measured	16,541,000	0.54	288,000	38.1	20,249,000	1.03	549,000
	Indicated	48,608,000	0.45	710,000	26.4	41,292,000	0.79	1,241,000
	M&I	65,149,000	0.48	998,000	29.38	61,541,000	0.85	1,790,000
	Inferred	11,797,000	0.41	157,000	17.0	6,456,000	0.63	240,000

Non-Oxide Florida Mountain	Measured	4,515,000	0.39	57,000	13.4	1,949,000	0.56	82,000
	Indicated	16,878,000	0.43	233,000	9.9	5,348,000	0.56	302,000
	M&I	21,393,000	0.42	290,000	10.61	7,297,000	0.56	384,000
	Inferred	6,764,000	0.33	72,000	8.8	1,915,000	0.44	97,000

Stockpiles	Measured	-	-	-	-	-	-	-
	Indicated	42,455,000	0.22	296,000	11.8	16,149,000	0.37	504,000
	M&I	42,455,000	0.22	296,000	11.8	16,149,000	0.37	504,000
	Inferred	4,877,000	0.17	26,000	9.8	1,535,000	0.30	46,000

Total Heap Leach	Measured	16,356,000	0.40	210,000	19.9	10,459,000	0.66	345,000
	Indicated	144,937,000	0.31	1,439,000	13.6	63,450,000	0.48	2,256,000
	M&I	161,293,000	0.32	1,649,000	14.3	73,909,000	0.50	2,600,000
	Inferred	24,542,000	0.25	199,000	8.4	6,632,000	0.36	284,000

Total Resources	Measured	37,412,000	0.46	554,000	27.2	32,657,000	0.81	974,000
	Indicated	210,424,000	0.35	2,381,000	16.3	110,091,000	0.56	3,798,000
	M&I	247,836,000	0.37	2,935,000	18.1	142,748,000	0.60	4,772,000
	Inferred	43,101,000	0.31	428,000	10.8	15,002,000	0.45	621,000

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. Michael Gustin, MDA a division of RESPEC of Reno, Nevada, is a Qualified Person as defined in NI 43-101, is responsible for reporting Mineral Resources for DeLamar. Mr. Gustin is independent of the Company.

3. In-Situ Oxide and Mixed and Stockpile Mineral Resources are reported at a 0.17 and 0.1 g/t AuEq cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide Mineral Resources are reported at a 0.3 g/t AuEq cut-off at DeLamar and 0.2 g/t AuEq at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The Mineral Resources are constrained by pit optimizations set out below in this news release.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this news release.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The Effective Date of the MRE is August 25, 2023.

9. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

10. The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The Mineral Resource estimate has been reported in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and was prepared by Mine Development Associates, a division of RESPEC of Reno, Nevada, with an effective date of August 25th, 2023.

Mineral Resource Estimation Overview:

  The gold and silver MRE at DeLamar were modeled and estimated by Michael Gustin of RESPEC, an independent Qualified Person as defined in NI 43-101. Mr. Gustin evaluated the drill data statistically, separately interpreting gold and silver mineral domains on sets of 30 m spaced cross sections. Analysis was completed on the modeled mineralization spatially and statistically to aid in the establishment of estimation and classification parameters, interpolating grades into a three-dimensional block model using 3D gold and silver mineral domains to constrain the estimation (Inverse Distance Cubed). Mineral resources were constrained to lie within resource pit shells then classified based on geometrical and statistical parameters.
  The Oxide, Mixed and Non-Oxide material was modeled in 3D using both geological and analytical data ('cyanide solubility checks'). Different recoveries and economical parameters were applied to each of these oxidation domains.
  The reported MRE have been constrained within optimized pit shells using a gold price of US$1,800/oz Au and a silver price of US$21/oz Ag. These metal prices, as well as the metal recoveries summarized below, were used to calculate gold equivalent cut-off grade and contained ounces.
  Geotechnical pit slope angle varies per rock type between 30 degrees and 45 degrees.
  Additional inputs for Whittle pit-optimization include: mining costs from US$1.70 to US$2.00/tonne mined; heap leach costs from US$3.00 to US$5.00/tonne, milling costs from US$9.75 to US$16.75/tonne, and general and administrative costs of US$0.40/tonne processed.
  Recoveries for the MRE are as follows:
    DeLamar In-situ recoveries: heap leach Oxide 90%/40% for Au/Ag; heap leach Mixed 70%/50% for Au/Ag.
    Florida Mountain In-situ recoveries: heap leach Oxide 90%/55% for Au/Ag; heap leach Mixed 75%/60% for Au/Ag.
    North DeLamar Stockpile recoveries: heap leach 70%/60% for Au/Ag; Stockpile 1 heap leach recoveries: 80%/50% for Au/Ag; Stockpile 2 heap leach recoveries: 80%/55% for Au/Ag; Jacobs Gulch Stockpile and Florda Mountain backfill recoveries: 90%/45% for Au/Ag.
    Glen Silver In-situ Non-Oxide recoveries: 78%/78% for Au/Ag; Milestone In-situ Non-Oxide recoveries: 70%/75% for Au/Ag; Other mill areas In-situ Non-Oxide recoveries: 87%/87% for Au/Ag; Florida Mountain In-situ Non-Oxide recoveries: 95%/92% for Au/Ag.
  The MRE is based on 372,888 m in 3,185 drill holes, either drilled by Integra or previous owners.
  In 2022, Integra initiated the stockpile drill campaign which concluded in April 2023. In total, the Company drilled 12,588 m in 321 drill holes using both reverse circulation and sonic drills. The drill campaign covered approximately 80% to 90% of the 60 million tonnes of mineralized stockpiles and backfill. The remaining tonnes of mineralized stockpiles and backfill were not drilled primarily due to safety concerns related to winter weather. The Company believes that the remaining tonnes can be drilled in the future and converted into resources.
  A technical report on the MRE will be prepared in accordance with NI 43-101 and will be filed within 45 days of this news release on Integra's issuer profile on SEDAR+ at www.sedarplus.ca.
  The results of the PFS on DeLamar included in the technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold-Silver project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022, remain unaffected by this MRE update and will be included in the technical report for the MRE that will be available under the Company's profile at www.sedarplus.ca within 45 days of this news release.

Next Steps:

The Company is focused on continuing to advance the DeLamar and the Wildcat & Mountain View projects and expects to complete the following key catalysts in the near term:

  DeLamar and Florida Mountain projects in southwestern Idaho:
    Submit the MPO to the United States Bureau of Land Management in Q4 2023. The MPO is the first significant step in the National Environmental Policy Act permitting process as it represents the proposed action for the Project.
    Bottle roll analysis from all areas tested during the stockpile drill program is underway and at least one column leach test from each of the six stockpile/backfill locations is expected to start before year end.
    Complete a Feasibility Study in late 2024 or early 2025 which will incorporate a portion of the mineralized stockpile/backfill material into a mine plan, demonstrating the potential for this material to increase the heap leach mine life at DeLamar in future phases of operation and further enhance the robust economics presented in the 2022 PFS.
  Wildcat & Mountain View projects in western Nevada:
    Initiate an exploration program at Wildcat upon receipt of the Exploration Plan of Operations, which will increase the surface disturbance area from 5 acres to 400 acres.
    Initiate baseline studies at Wildcat in H1 2024 in anticipation of a Feasibility Study and the filing the of the MPO in 2025.

Stockpile Drill Program

The stockpile drill program was designed to test a large portion of the approximately 49 million tonnes ("Mt") of mineralized material at the DeLamar deposit and 11 Mt of mineralized material at the Florida Mountain deposit. This mineralized material was blasted and mined by previous operators and either stockpiled or used as backfill because the material fell below the mill cut-off grade. The stockpile drill program was executed at nominal 60 m collar spacings with select 30 m infill test holes to further verify grade and variability. All drilling was vertical through the entirety of the stockpiles and backfill material. The drilling was conducted by a combination of sonic and reverse circulation with casing advance drilling methods. Both these drilling methods were chosen to maintain high sample quality and integrity throughout the drilling process. Additionally, the two drilling methods provided a basis for continuity comparison. Sampling was conducted at 1.5 m intervals for the whole of the drilling program, with all samples sent to a certified third-party lab for analysis.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Additional supporting details regarding the information in this news release, will be provided in the MRE technical report which will be available on SEDAR+ under the Company's profile within 45 days of this news release, including all qualifications, assumptions and exclusions that relate to the MRE. The MRE technical report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Raphael Dutaut, Ph.D (P.Geo), Integra's Vice President, Exploration and Tim Arnold (PE, SME), Integra's Chief Operating Officer. Both individuals are "Qualified Persons" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

Michael Gustin, C.P.G., of Mine Development Associates, a division of RESPEC of Reno, Nevada is an independent Qualified Person as defined by NI 43-101 and has reviewed and approved the contents of this news release.

DeLamar Project Overview

The past producing DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, is located in Owyhee County in southwest Idaho. Since acquiring the Project in 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden Preliminary Economic Assessment and PFS. An independent technical report for the MRE on the DeLamar Project prepared in accordance with the requirements of NI 43-101 will be available under the Company's profile at www.sedarplus.ca 45 days of this news release.

About Integra Resources

Integra is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada, and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier gold and silver producer.

ON BEHALF OF THE BOARD OF DIRECTORS

Jason Kosec
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios including, but not limited to, submission of MPO for DeLamar; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; timing and completion of technical reports; the development, operational and economic results of the Preliminary Economic Assessment for the Wildcat & Mountain View Projects and the MRE for the DeLamar Project; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: the Company's ability to complete its planned exploration programs; the absence of adverse conditions at mineral properties; no unforeseen operational delays; no material delays in obtaining necessary permits; the price of gold remaining at levels that render mineral properties economic; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: integration risks; general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 17, 2023 for the fiscal year ended December 31, 2022, and Millennial Precious Metals Corp.'s management's discussion and analysis dated April 28, 2023 for the fiscal year ended December 31, 2022.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements. This news release also contains or references certain market, industry and peer group data, which is based upon information from independent industry publications, market research, analyst reports, surveys, continuous disclosure filings and other publicly available sources. Although the Company believes these sources to be generally reliable, such information is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties. The Company has not independently verified any of the data from third party sources referred to in this news release and accordingly, the accuracy and completeness of such data is not guaranteed.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.